SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Form 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: December, 2005	Commission File Number: 001-14460
AGRIUM INC.
(Name of registrant)
13131 Lake Fraser Drive S.E.
Calgary, Alberta,
Canada T2J 7E8
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑
If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AGRIUM INC.
Date: December 13, 2005	By:	/s/ GARY J. DANIEL
		Name:	Gary J. Daniel
		Title:	Senior Legal Counsel & Assistant Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit
1	Press Release # 05-026 dated December 13, 2005

NEWS RELEASE FOR IMMEDIATE RELEASE Agrium announces key milestones in Royster-Clark offer	05-026
Date: December 13, 2005

Contact:
Investor Relations:
Richard Downey
Director, Investor Relations
Phone (403) 225-7357

Christine Gillespie
Investor Relations Manager
Phone (403) 225-7437

Media Relations:
John Lute
Phone (416) 929-5883

Contact us at: www.agrium.com

CALGARY, Alberta — December 13, 2005 — Agrium Inc. (TSX and NYSE: AGU) announced today that it has:
•	been granted early clearance from the U.S. Federal Trade Commission (FTC) under U.S. antitrust laws pertaining to the purchase of Royster-Clark Ltd. and Royster-Clark ULC (together, Royster-Clark),

•	filed a response to Royster-Clark’s allegations concerning Agrium’s offer and requested the Ontario Securities Commission (OSC) to hold a hearing to address Agrium’s request that Royster-Clark’s rights plan be cease traded, and in association, Agrium extended the expiry of its offer to acquire all outstanding Income Deposit Securities (IDSs) of Royster-Clark to 12:00 midnight (Vancouver time) on December 23, 2005.
Agrium was advised yesterday that the U.S. Federal Trade Commission had granted early termination of the waiting period under the U.S. Hart-Scott-Rodino Antitrust Improvements Act. The granting of early termination means that there will be no restrictions under U.S. antitrust laws on Agrium purchasing Royster-Clark.
Agrium has filed with the OSC a response to Royster-Clark’s application alleging deficiencies in Agrium’s offer. Agrium also has filed an application with the OSC requesting that it issue an order to cease trading in any rights or other securities issued or that may be issued pursuant to the shareholder rights plan which Royster-Clark announced on December 8, 2005 it had implemented. Agrium has requested that the OSC convene a hearing on these matters as quickly as possible.
Agrium also has decided that if it undertakes a compulsory acquisition or subsequent acquisition transaction following a completion of the offer in respect of the common shares of Royster-Clark Ltd. forming part of the IDSs, it will make a contemporaneous offer to purchase for $8.00 (Canadian) cash any $6.08 (Canadian) principal amount of Subordinated Notes of Royster-Clark ULC that separate from the common shares in any compulsory acquisition or subsequent acquisition transaction process.

The $8.00 offer price is equivalent to the portion of the $10.00 (Canadian) per IDS offer price that is allocated to the $6.08 principal amount of Subordinated Notes forming the IDSs. This will further facilitate the disposal of any separated Subordinated Notes by the holders of such notes following completion of the offer, in addition to the over-the-counter market that would exist for such notes.
Mike Wilson, Agrium’s President and CEO, said: “Agrium has made a proper offer that provides full and fair value to Royster-Clark unitholders. We are confident that the OSC will confirm the validity of our offer and strike down the Royster-Clark rights plan to permit Royster-Clark unitholders to make their own choice about depositing to the Agrium offer.”
Agrium has extended the expiry time and date of its offer to acquire all of the IDSs at a price of $10.00 per IDS to 12:00 midnight (Vancouver time) on Friday, December 23, 2005. The Offer was scheduled to expire at 4:00 p.m. on Thursday, December 15, 2005. As of today, no IDSs have been deposited under the Offer. Agrium is mailing a notice of extension and variation to its offer today.
Agrium Inc. is a leading global producer and marketer of agricultural nutrients and industrial products and a major retail supplier of agricultural products and services in both North America and Argentina. Agrium produces and markets three primary groups of nutrients: nitrogen, phosphate and potash as well as micronutrients. Agrium’s strategy is to grow through incremental expansion of its existing operations and acquisitions as well as the development, commercialization and marketing of new products and international opportunities.
This press release contains forward-looking statements. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations. These risk factors relative to this bid, include: realization of operational synergies, reliance on Royster-Clark Ltd.’s publicly available information which may not fully identify all risks related to their performance, success in integrating the retail distribution systems, and the integration of supply chain management processes, as well as other risk factors listed from time to time in Agrium’s reports, comprehensive public disclosure documents including the Annual Information Form, and in other filings with securities commissions in Canada (on SEDAR at www.sedar.com) and the United States (on EDGAR at www.sec.gov).